VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

WENDCHARLES I, LLC
FINANCIAL STATEMENTS- INCOME TAX BASIS
DECEMBER 29, 2019 AND DECEMBER 30, 2018

VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
ADMIN@VRONAVANSCHUYLERCPA.COM
WWW.VRONAVANSCHUYLERCPA.COM
TEL: 516-670-9479 FAX: 516-670-9477

240 LONG BEACH ROAD
ISLAND PARK, NY 11558-1541

232 MADISON AVE., 3RD FL
NEW YORK, NY 10016-2901

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members
Wendcharles I, LLC
27 Central Ave.
Cortland, NY 13045

We have reviewed the accompanying financial statements of Wendcharles I, LLC which comprise the statements of assets, liabilities and members' equity—income tax basis as of December 29, 2019 and December 30, 2018, and the related statements of revenues and expenses—income tax basis, changes in members' equity—income tax basis and cash flows—income tax basis for the 53 or 52 weeks then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with the basis of accounting the company uses for income tax purposes; this includes determining that the basis of accounting the company uses for income tax purposes is an acceptable basis for the preparation of financial statements in the circumstances. Management is also responsible for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with the income tax basis of accounting. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with the basis of accounting the company uses for income tax purposes.

February 1, 2020

VRONA & VAN SCHUYLER CPAS, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

Basis of Accounting

We draw attention to Note 1B of the financial statements, which describes the basis of accounting. The financial statements are prepared in accordance with the basis of accounting the company uses for income tax purposes, which is a basis of accounting other than accounting principles generally accepted in the United States of America. Our conclusion is not modified with respect to this matter.

Vrona & Van Schuyler CPAs, PLLC

Certified Public Accountants

February 1, 2020

Wendcharles I, LLC
Statements of Assets, Liabilities and Members' Equity - Income Tax Basis
December 29, 2019 and December 30, 2018

ASSETS

	2019	2018
Current Assets:		
Cash - (Note 1I)	$ 425,218	$ 802,592
Inventories - (Note 1C)	55,696	64,592
Prepaid expenses and other current assets	50,000	-
Total Current Assets	530,914	867,184
Property and Equipment, net of accumulated depreciation (Notes 1D and 2)	811,796	853,368
Others Assets:		
Goodwill, net of accumulated amortization of $608,998 in 2019 and $750,312 in 2018 - (Note 1E)	465,711	750,312
Technical Assistance Fee, net of accumulated amortization of $2,598 in 2019 and $1,870 in 2018 - (Note 1F)	17,402	21,880
Deposits	11,190	11,190
Total Other Assets	494,303	783,382
TOTAL ASSETS	$ 1,837,012	$ 2,503,934

LIABILITIES AND MEMBERS' EQUITY

	2019	2018
Current Liabilities		
Current maturities of long-term debt - (Note 3)	$ 33,769	$ 105,721
Accounts Payable, accrued expenses, and taxes payable - (Note 1L)	598,602	828,920
Total Current Liabilities	632,370	934,641
Long-term liabilities:		
Deferred rent credit	6,985	12,884
Long-term debt, less current maturities - (Note 3)	306,894	970,287
Total Long-term liabilities	313,879	983,171
Total Liabilities	946,249	1,917,812
Commitments & Contingencies - (Notes 3, 4, 5 and 7)	-	-
Members' Equity - (Notes 1A, 5 and 6B)	890,763	586,122
TOTAL LIABILITIES & MEMBERS' EQUITY	$ 1,837,012	$ 2,503,934

See independent accountants' review report and notes to the financial statements.

Wendcharles I, LLC
Statements of Revenue and Expenses - Income Tax Basis
For the Years Ended December 29, 2019 and December 30, 2018

	2019	2018
Sales - net	$ 10,983,641	$ 11,284,892
Cost of Sales - net	3,299,933	3,300,219
Gross Profit	7,683,708	7,984,673
Labor Expenses	3,530,349	3,566,256
Store Operating and Occupancy Expenses	1,858,902	1,995,026
General and Administrative Expenses	761,344	702,654
Advertising Expenses - (Notes 1K and 4A)	525,309	547,492
Royalty Expense - (Note 4A)	439,346	434,036
Depreciation & Amortization - (Notes 1D, 1E and 1F)	536,092	430,790
Interest Expense - (Note 3)	126,415	110,819
Total Operating Expenses	7,777,757	7,787,073
Operating Income	(94,049)	197,600
Gain / (Loss) on sale (disposal) of Assets	923,687	(30)
Interest & Other Income	32,883	17,550
Excess (deficiency) of Revenues over expenses (Note 1G)	$ 862,521	$ 215,120

Wendcharles I, LLC
Statement of Changes in Members' Equity - Income Tax Basis
For the Years Ended December 29, 2019 and December 30, 2018

Members' Equity (deficit) December 31, 2017	$ 490,842
Excess of Revenues over expenses for the year ended December 30, 2018	215,120
Distributions paid to Members	(119,840)
Members' Equity (deficit) December 30, 2018	586,122
Excess of Revenues over expenses for the year ended December 29, 2019	862,521
Issuance of Membership Interest	2,076,000
Distributions paid to Members	(2,633,880)
Members' Equity (deficit) December 29, 2019	$ 890,763

Wendcharles I, LLC
Statements of Cash Flows - Income Tax Basis
For the Years Ended December 29, 2019 and December 30, 2018

	2019	2018
Cash Flows for Operating Activities:		
Excess (deficiency) of revenues over expenses	$ 862,521	$ 215,120
Adjustments to reconcile net Cash Provided by Operating Activities		
Depreciation / Amortization	536,092	430,790
(Gain) / Loss on (sale) / disposal of assets	(923,687)	30
Increase (decrease) in cash attributed to changes in Assets & Liabilities		
Decrease (Increase)in inventories	8,896	(80)
Decrease (Increase) in prepaid expenses & other current assets	(50,000)	-
Increase (decrease) in accounts payable & accrued expenses and taxes	(236,217)	(161,000)
Total Adjustments	(664,916)	269,740
Net Cash Provided by Operating Activities	197,605	484,860
Cash Flows from Investing Activities:		
Proceeds of Sale of Restaurants	1,539,876	-
Closing costs on Sale of Restaurants	(40,392)	-
Capital Expenditures, tangible & intangible	(781,237)	(217,021)
Net Cash Provided by (used by) Investing Activities	718,247	(217,021)
Cash Flows from Financing Activities:		
Repayments of Note payable	(735,346)	(97,225)
Proceeds from Long Term Debt	-	100,000
Issuance of Membership interest	2,076,000	-
Members' distributions	(2,633,880)	(119,840)
Net Cash Provided by (used by) Financing Activities	(1,293,226)	(117,065)
Net Increase (Decrease) in Cash	(377,374)	150,774
Cash, beginning of Year	802,592	651,818
Cash, End of Year	$ 425,218	$ 802,592
Supplemental Information:		
Interest Paid During the Year	$ 135,098	$ 108,918

Wendcharles I, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies

(A) The Company:

Wendcharles I, LLC was formed on June 24, 2008 pursuant to the South Carolina Code of Laws to acquire, own and operate eleven existing Wendy's Old Fashioned Hamburger Restaurants in the Charleston, South Carolina metropolitan area. As part of the same overall transaction, another South Carolina limited liability company, Wendcharles II, LLC, affiliated with the Company by certain common management and ownership interests, acquired six other existing Wendy's Old Fashioned Hamburger Restaurants in and proximate to North Charleston. The restaurants were all acquired from one unrelated seller for an aggregate purchase price of $5,760,000, less net adjustments to the Company of approximately $14,000. The Company's recorded goodwill in the amount of approximately $4,060.000. The purchase price was financed principally by a $3,500,000 loan from Bank of America, with the balance provided by capital contributions of the members. The acquisition closed and restaurant operations commenced on September 16, 2008.

The leases for the eleven leasehold estates, all in South Carolina, were assigned to the Company from different lessors. Four locations each are in Charleston and North Charleston and three are in Mt. Pleasant as follows: Charleston: 1721 Sam Rittenberg Blvd; 194 Cannon Street; 343 Folly Road; and 5275 International Blvd; North Charleston: 4113 Rivers Avenue; 5115 Dorchester Rd; 9145 University Blvd; and 4892 Ashley Phosphate Road; Mt Pleasant: 361 Highway 17 By-Pass; 935 Chuck Dawley Boulevard; and 596 Long Point Road. (See Note 4B)

On December 26, 2011 the Company sold its Sam Rittenberg Boulevard location to Wendcharles II, LLC, a related party.

In 2013 the Company closed its 5115 Dorchester Road store and sold its 4892 Ashley Phosphate Road store to Wendcharles II, LLC.

In 2014 the Company closed its 194 Cannon Street location.

In 2019 the Company sold its 4113 Rivers Avenue and its 9145 University Boulevard stores. (See Note 2)

The Company is to continue in perpetuity, except it is to be dissolved as a result of the sale of all business operations or the sale of all or substantially all of its assets, in each of such cases upon the receipt of the consideration therefor in cash or the reduction to cash of non-cash consideration, or upon the occurrence of certain events as set forth in the operating agreement. (See Note 5B).

The Company currently operates five restaurants, all of which are leased. (See Note 4B)

Wendcharles I, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies - (Continued)

(B) Income Tax Basis of Accounting:

The accompanying financial statements have been prepared on the same basis of accounting used for the Company's federal income tax return, another comprehensive basis of accounting, differing in certain respects from generally accepted accounting principles (GAAP). Accordingly, the accompanying financial statements are not intended to present financial position and results of operations in accordance with generally accepted accounting principles.

The federal income tax basis differes from GAAP primarily from depreciation of property and equipment is computed on receovery periods used for federal income tax purposes, including accelerated methods that provide bonus depreciation and special expensing elections, rather than the estimated useful lives of individual assets.

(C) Inventories:

Inventories represent food and supplies and are stated at cost.

(D) Property, Equipment & Depreciation:

Property and equipment are stated at cost. Depreciation is provided by application of the straight-line method over useful lives as follows:

Land Improvements	15	Years
Leasehold Improvements	15 to 39	Years
Restaurant & Office Equipment	5	Years
Automobile	5	Years

If it had qualifying property placed in service during the year, the Company has taken additional depreciation deductions in accordance with the federal government's enactment of the Economic Stimulus Act of 2008, amended by the American Recovery and Reinvestment Act of 2009, The Small Business Jobs Act of 2010, and the Tax Relief, Unemployment Insurance Reauthorization and Job Creation Act of 2010.

(E) Goodwill:

Goodwill, representing the excess of the purchase price over the fair value of the assets acquired, is amortized over fifteen years.

Wendcharles I, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies - (Continued)

(F) Technical Assistance Fees:

The technical assistance fees paid to Wendy's International are capitalized and amortized on a straight-line basis over fifteen years.

(G) Income Taxes:

The Company was organized as a limited liability company under the laws of South Carolina and is not subject to any federal income tax. Instead, each member is required to report on his federal and applicable state income tax return his distributive share of all items of income, gain, loss, deduction, credit and tax preference of the Company for any taxable year, whether or not any actual cash distribution has been or will be made to such member.

The Company's tax returns are subject to examination by the Federal and State taxing authorities. The tax laws, rules and regulations governing these returns are complex, technical and subject to varying interpretations. If an examination required the Company to make adjustments, the profit or loss is allocated to the members would be adjusted accordingly. Management believes the Company is no longer subject to tax examinations for the years prior to 2016.

Although income tax rules are used to determine the timing of the reporting revenues and expenses, non-taxable revenues and non-deductible expenses are included in the determination of net income in the accompanying financial statements.

(H) Fiscal Year:

The Company's annual accounting period is a fiscal year ending on the last Sunday of December.

(I) Cash:

The Company maintains its cash in various banks. The accounts at each bank are guaranteed by the Federal Deposit Insurance Corporation, to a maximum of $250,000. At any time during the year, the cash balance may exceed $250,000.

Wendcharles I, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 1 - Summary of Significant Accounting Policies - (Continued)

(J) Use of Estimates:

The preparation of financial statements in conformity with the income tax accrual basis of accounting requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

(K) Advertising:

The Company expenses all advertising costs when incurred.

(L) Sales Tax:

The Company collects sales tax and remits to the state of South Carolina. The liability is reflected in taxes payable on the balance sheet.

Note 2 - Property and Equipment

Property and equipment consist of the following:

		2019		2018
Land Improvements	$	283,553	$	388,324
Leasehold Improvements		1,718,287		1,808,315
Restaurant & Office Equipment		1,570,463		1,914,133
Total		3,572,303		4,110,772
Less: Accumulated Depreciation		2,760,507		3,257,404
Property & Equipment, Net	$	811,796	$	853,368

In 2019 the Company sold its 4113 Rivers Avenue and its 9145 University Boulevard stores for $1,539,876. After closing costs of $40,392, the Company realized a gain of $934,263

Note 3 - Long Term Debt

In April 2012 the Company borrowed $180,000 from Wendcapital LLC and transferred to Wendcapital V, LLC both related parties. Repayment terms are $1,757 per month for 144 months at an interest rate of 6%. Additional interest may be charged if certain performance based sales are realized. This loan was repaid in 2019. (See Note 6C)

Wendcharles I, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 3 - Long Term Debt- (Continued)

On October 1, 2016 the Company borrowed $300,000 from Wendcapital III, LLC a related party. Repayment terms are $3,331 per month including interest at 6% for ten years. Additional interest may be charged in certain performance based sale are realized. This loan was repaid in 2019. (See Note 6C)

On June 1, 2017 the Company borrowed $300,000 from Wendcapital III LLC, a related party. Repayment terms are $3,331 per month for 120 months at an interest rate of 6%. Additional interest may be charged if certain performance based sales are realized. This loan was repaid in 2019. (See Note 6C)

On December 31, 2017 the Company borrowed $400,000 from Wendcapital V LLC, a related party. Repayment terms are $4,441 per month for 120 months at an interest rate of 6%. Additional interest may be charged if certain performance based sales are realized. (See Note 6C).

The future principal payments are as follows:

2020	$	33,769
2021		35,851
2022		38,063
2023		40,410
2024		42,903
Thereafter		149,667
	$	340,662

On January 6, 2018 the Company borrowed $100,000 from Wen-Restaurants Management Associates L.P, a related party. Repayment terms are $1,037 per month for 120 months at an interest rate of 4.5%. This loan was repaid in 2019. (See Note 6C).

Note 4 - Commitments and Contingencies

(A) Franchise Agreement Commitments:

The Company is the franchisee for the seven Wendy's restaurants it owns and operates. The franchise agreements obligate the Company to pay to Wendy's International a monthly royalty fee equal to 4% of the gross monthly sales of each restaurant, or $250, whichever is greater. The Company must also pay to Wendy's National Advertising Program 3.5% of the gross sales and spend not less than .5% of the gross sales of each restaurant for local and regional advertising.

Wendcharles I, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 4 - Commitments and Contingencies

(B) Minimum Operating Lease Commitments:

The lease for the restaurant located at 4113 Rivers Ave in North Charleston had a primary term that expired on March 31, 2025 and included two five-year renewal options. The Current annual rent for the lease is $111,328 through March 31, 2020. This restaurant was sold in 2019.

The lease for the restaurant located at 343 Folly Road in Charleston has a primary term that expires on November 6, 2021 and includes two five-year renewal options. The annual rent is $70,200 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $589,488.

The lease for the restaurant located at 361 Hwy 17 Bypass in Mt. Pleasant has a primary term that expires on November 6, 2021 and includes two five-year renewal options. The annual rent is $55,333 for all terms of the lease. In addition the Company is required to pay percentage rent equal to 7% of gross sales in excess of $750,000.

The lease for the restaurant located at 935 Chuck Dawley Blvd in Mt. Pleasant had a primary term that expired on September 9, 1996. The current term expires on September 9, 2026. The annual rent is $105,745 for the remainder of the current term. At that time and on each September 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 3%. In addition the Company is required to pay percentage rent equal to 6% of gross sales in excess of base rent.

The lease for the restaurant located at 9145 University Blvd in North Charleston had a primary term that expired on March 31, 2025 and included two five-year renewal options. The current annual rent for the lease is $114,189 through March 31, 2020. This restaurant was sold in 2019.

The lease for the restaurant located at 596 Long Point Road in Mt. Pleasant has a primary term that expires on March 31, 2025 and includes two five-year renewal options. The current annual rent for the lease is $104,349 through March 31, 2020. At that time and on each April 1 thereafter, annual rent will be increased by the previous year's annual rent multiplied by 1%.

The lease for the restaurant located at 5275 International Blvd in North Charleston has a primary term that expires on April 30, 2027 and includes four five-year renewal options. The current annual rent for the lease is $135,608 through June 30, 2023. At that time and on each five year anniversary thereafter, annual rent will be increased by the previous year's annual rent multiplied by 5%.

Wendcharles I, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 4 - Commitments and Contingencies - (Continued)

The Company is required to pay all realty taxes, insurance, routine maintenance and common charges for the above leases.

Rent expense was $796,607 in 2019 and $830,543 in 2018 including percentage rent of $153,413 in 2019 and $141,094 in 2018.

Future annual minimum rentals are as follows:

2020	$	472,017
2021		459,405
2022		366,486
2023		374,657
2024		382,951
Thereafter		685,042
	$	2,740,558

(C) Financial and Operational Advisory Services Agreement:

The Company entered into a financial and operational advisory services agreement with its two managing members. The agreement provides for these individuals to consult and advise the Company on applicable financial and/or operational matters and if required by the Company's debt, lease or franchise agreements, to which they are signatories, to remain ready, willing and able to maintain such status for the benefit of the Company, except where such guarantees are not needed; and remain able to provide such additional personal guarantees as, within their sole discretion, may reasonably be necessary to maintain the business of the Company. The initial term was for three years and is automatically renewable annually thereafter, as long as the Company remains in business. The agreement also provides for the reimbursement of reasonable expenses incurred by the individuals in fulfilling their duties. (See Note 6A)

Note 5 - Capitalization and Operating Agreement

(A) Capitalization

The Company's initial capitalization consisted of 800 units, of which 42 and 32 were sold to two managing members at $100 per unit, or $7,400 in the aggregate, and 80 units were sold to the third managing member at $125 per unit, or $10,000 in the aggregate. Of the remaining 646 unites, 67 were sold at $100 per unit, or $6,700 in the aggregate, and 579 units were sold at per unit contributions of $4,700 totaling $2,721,300. All contributions totaled $2,745,400. (See Note 5B)

Wendcharles I, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 5 - Capitalization and Operating Agreement- (Continued)

(A) Capitalization- (Continued)

In 2014 the Company issued 700 new units for an aggregate capital contribution of $1,400,000.

All purchasers of membership interests are parties to the Company's operating agreement which provides for the capitalization and operation of the Company, distributions to members and transfers of interests. Members' consents representing 75% of all membership interests are required for the following actions: Change in the operating agreement; voluntary dissolution; sale or exchange of substantially all assets; merger or consolidation; incurrence of debt or refinancing other that in the ordinary course of business or in connection with entering new or unrelated businesses; and removal of a manger, for cause. Members are not required to make up negative capital accounts. Distributions either from cash flow generated by operations or capital transactions (as defined) other than capital contributions are made at the sole discretion of the managers, acting unanimously. Managers are elected by the members. Outside liens against membership interests are prohibited. For permitted transfers of membership interests, book value is equal to assets less liabilities using the income tax method/accrual basis of accounting.

(B) Operating Agreement

Members wishing to sell their interests shall submit their request in writing, together with appropriate documentation setting forth the terms of such sale, to the managing members, who within thirty days and at their sole discretion, shall approve or disapprove of such sale. If not approved, the managing members within fourteen additional days may elect to have the Company purchase the offered units at the stated terms. Such action by the managing members is to be by simple majority. If the managing members determine that the offered interests are not to be redeemed by the Company, then the interests shall be offered to the remaining members of the Company, pro-rata at the same offered terms, who will have 14 additional days to purchase the offered shares. If the interests are not purchased by the members, then they may be sold to the third-party purchaser at the offered terms, but the purchaser must become bound by the terms of the operating agreement. Membership interests may also be transferred to family members or trusts or by reason of death or incompetence.

In the event of a termination of a member's interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person - dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

Note 5 - Capitalization and Operating Agreement-(Continued)

(B) Operating Agreement-(Continued)

In the event of a termination of a member's interest by death, retirement, resignation, expulsion, bankruptcy, incompetence, or in the case of a member that is not a natural person - dissolution, the Company must be dissolved unless it is continued by the consent of all the remaining members. Non-consenting members are deemed to offer and authorized representatives or trustees of deceased or bankrupt members may offer the applicable membership interest, first to the Company, and then to the consenting (continuing) members. In such case, the offered interests must be purchased by either the Company or one or more of the consenting members. Such purchases, unless made by the Company, are to be made pro-rata to the existing interests of purchasing members, unless they agree otherwise or there is only one purchasing member.

In any event, all offered interest of non-consenting members or by the estate, trustee, etc. of deceased or bankrupt members, etc. must be purchased by the Company or one or more consenting members or the Company must be dissolved and liquidated.

Note 6- Related Party Transactions

(A) Financial and Operational Advisory Services:

The Company paid two of its three managing members and a third individual a total of $74,400 in 2019 and $74,400 in 2018. pursuant to a financial and operational advisory services agreement. (See Note 4C)

(B) Redemption of Membership Interest:

In October 2009 the Company redeemed one member's .125% membership interest for $2,000.

In April 2015 the Company redeemed the former president's share for $105,000 which represented a 5.93% interest in the Company.

In April 2015 the Company redeemed one members .145% membership interest for $4,000.

In May 2015 the Company issued 5.53% membership interest for $5,000 to its new manager.

In October 2019 the Company redeemed 50 members 56.61 % membership interest for $2,544,000.

In November 2019 the Company issued 53.57 % membership interest for $2,076,000 to 16 members.

Wendcharles I, LLC
Notes to the Financial Statements
December 29, 2019 and December 30, 2018

Note 6- Related Party Transactions- (Continued)

(C) Note Payable:

The Company borrowed from Wendcapital, LLC, Wendcapital III, LLC, and Wendcapital V, LLC and Wen-Restaurants Management Associates L.P. All Companies have common owners; however they are not under common control.

Note 7 - Pension Plan

The Company maintains a qualified cash or deferred compensation plan under section 401(k) of the Internal Revenue Code for all full-time employees meeting certain service requirements. Under the plan, employees may elect to defer up their salary, subject to Internal Revenue Service limits. A discretionary matching contribution may be made by the Company and added to each participant's account. Company contributions for the plan amounted to $310 for 2019 and $386 for 2018.

Note 8 - Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued, as reflected on the independent accountant's review report.